GOLDBELT RESOURCES LTD.

Sterling Tower
372 Bay Street Suite 1201
Toronto, Ontario, M5H 2W9
Tel: (416) 364-0557, Fax: (416) 364-7120

ANNUAL & SPECIAL MEETING
OF SHAREHOLDERS

Notice of Annual & Special Meeting of Shareholders
and
Management Proxy Circular

Time:	Wednesday, December 7, 2005
at 10:30 a.m.

Place:	10th Floor, 595 Howe Street
Vancouver, British Columbia
V6C 2T5

The TSX Venture Exchange has not in any way passed upon the merits of the transactions described herein and any representation to the contrary is an offence.

GOLDBELT RESOURCES LTD.

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 7, 2005

TO: The shareholders of Goldbelt Resources Ltd.

NOTICE IS HEREBY GIVEN that the annual and special meeting of the shareholders of Goldbelt Resources Ltd. (the "Corporation") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia on Wednesday, the 7th day of December, 2005, at 10:30 a.m. (Vancouver time) (the "Meeting"), for the following purposes:

  To receive and consider the consolidated financial statements of the Corporation together with the auditor's report thereon for the financial year ended June 30, 2005;

  To elect directors for the ensuing year or until their successors have been elected and qualified;

  To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors for the ensuing year;

  To consider and, if thought fit, to pass, with or without variation, a special resolution in substantially the form of resolution (the "Continuance Resolution") set out in the management proxy circular of the Corporation (the "Proxy Circular") approving the continuation of the Corporation to the jurisdiction of the Province of British Columbia and the implementation of constating documents of the Corporation in connection therewith and authorizing the directors to revoke such resolution prior to it being acted upon without further approval of the shareholders of the Corporation;

  To consider and, if thought fit, to pass, with or without variation, an ordinary resolution in substantially the form of resolution set out in the Proxy Circular approving a new stock option plan of the Corporation allowing the Corporation to grant stock options to its directors, executive officers and employees to purchase up to 5,000,000 common shares of the Corporation (14.5% of the common shares of the Corporation issued and outstanding as of the date of the Proxy Circular) under the plan and all other previously established or proposed share compensation arrangements and authorizing the directors to revoke such resolution prior to it being acted upon without further approval of the shareholders of the Corporation;

  To consider and, if thought fit, to pass, with or without variation, an ordinary resolution of the disinterested shareholders in substantially the form of resolution set out in the Proxy Circular authorizing the directors to include in the stock option plan the flexibility to grant stock options to insiders, in aggregate, up to a number that represents 15% of the number of issued and outstanding common shares of the Corporation; and

  To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying Proxy Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

TAKE NOTICE THAT pursuant to the Business Corporations Act (Yukon) (the "YBCA"), you may at or prior to the Meeting at which the Continuance Resolution is to be passed give to the Corporation a notice of dissent by registered mail addressed to the Corporation at its registered and records office located at Campion Macdonald, 200-204 Lambert Street, Whitehorse, Yukon Territory, Y1A 3T2, Attention: President, with respect to the said Continuance Resolution. As a result of giving a notice of dissent, you may, on receiving from the Corporation a notice of intention to act under section 193 of the YBCA, require the Corporation to purchase all your shares in respect of which the notice of dissent was given. If the Corporation does not proceed with the actions approved by the Continuance Resolution, it will not be obliged to purchase any shares in respect of which a notice of dissent has been given. Dissenting shareholders should note that the exercise of dissent rights can be a complex, time-sensitive and expensive procedure and may result in the Corporation abandoning the Continuance Resolution. Dissenting shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Continuance Resolution.

Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed form of proxy to the Corporation's registrar and transfer agent, Computershare Trust Company of Canada. A proxy will not be valid unless it is deposited at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournments thereof. Please advise the Corporation of any change in your mailing address.

Only holders of common shares of record at the close of business on November 3, 2005 will be entitled to vote at the Meeting.

The full text of the resolutions to be proposed at the Meeting relating to the special business is set forth in the accompanying Proxy Circular.

DATED at Vancouver, British Columbia, this 3rd day of November, 2005.

BY ORDER OF THE BOARD OF DIRECTORS
OF GOLDBELT RESOURCES LTD.

         Paul J. Morgan
PAUL J. MORGAN
Executive Chairman & Director

If you are a non-registered shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.

GOLDBELT RESOURCES LTD.

MANAGEMENT PROXY CIRCULAR

Information provided as at November 3, 2005 for the Annual and Special Meeting of Shareholders
to be held on December 7, 2005 (the "Meeting").

This management proxy circular (the "Proxy Circular") is furnished in connection with the solicitation of proxies by management of Goldbelt Resources Ltd. (the "Corporation") for use at the Meeting and at any adjournments thereof at the time and place and for the purposes set forth in the notice of meeting dated November 3, 2005 (the "Notice of Meeting").

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Corporation at nominal cost. The cost of this solicitation will be borne by the Corporation. The notice of meeting, form of proxy (the "Proxy") and this Proxy Circular will be mailed to beneficial owners of common shares of the Corporation commencing on or about November 8, 2005. In this Proxy Circular, except where otherwise indicated, all dollar amounts are expressed in Canadian currency.

RECORD DATE

The board of directors of the Corporation has set the close of business on November 3, 2005 as the record date (the "Record Date") for determining which shareholders of the Corporation shall be entitled to receive notice of and to vote at the Meeting. Only shareholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting, unless after the Record Date, a shareholder of record transfers its common shares and the transferee (the "Transferee"), upon establishing that the Transferee owns such common shares, requests in writing, at least 10 days prior to the Meeting or any adjournments thereof, that the Transferee may have his or her name included on the list of shareholders of the Corporation entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be filed with Corporation's registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

APPOINTMENT OF PROXYHOLDERS

The persons named in the accompanying Proxy as proxyholders are management's representatives. A shareholder of the Corporation desiring to appoint some other person (who need not be a shareholder of the Corporation) to represent him or her at the Meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the Proxy or by completing another proper Proxy and, in either case, delivering the completed Proxy to the office of Corporation's registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

VOTING OF PROXIES

If the Proxy is completed, signed and delivered to the Corporation, the persons named as proxyholders therein shall vote or withhold from voting the shares in respect of which they are appointed as proxyholders at the Meeting, in accordance with the instructions of the shareholder of the Corporation appointing them, on any show of hands and or any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the persons appointed as proxyholders shall vote accordingly. The Proxy confers discretionary authority upon the persons named therein with respect to all other matters which may properly come before the Meeting or any adjournments thereof. As of the date of this Proxy Circular, the board of directors of the Corporation knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting. However, if other matters should properly come before the Meeting, the Proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the Proxy.

If no choice is specified by a shareholder of the Corporation with respect to any matter identified in the Proxy or any amendment or variation to such matter, it is intended that the person designated by management in the Proxy will vote the shares represented thereby in favour of such matter.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are "non-registered shareholders" because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a depository (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of applicable securities laws, the Corporation has distributed copies of the Notice of Meeting, this Proxy Circular, the Proxy and a supplemental mailing list return card (collectively, the "Meeting Materials") to the depositories and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a NonRegistered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the NonRegistered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the offices of the Corporation; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder's name in the blank space provided, or in the case of a proxy authorization form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any shareholder of the Corporation returning the enclosed Proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chairperson of the Meeting prior to the commencement of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation's authorized capital consists of an unlimited number of common shares without par or nominal value. As at the Record Date there were a total of 34,155,617 common shares of the Corporation issued and outstanding. Each common share entitles the holder thereof to one vote.

To the knowledge of the directors and senior officers of the Corporation, there is no party who beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the votes attached to the issued and outstanding common shares of the Corporation, except the following:

Name	No. of Common Shares	Percentage of Outstanding
	Owned or Controlled	Common Shares

CDS & Co	18,248,699	53.4%(1)
Resolute Limited	7,529,412	22%
Dundee Precious Metals Inc.	5,000,000	14.6%

(1) Beneficial ownership of these shares is not known

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The shareholders of the Corporation will be called upon at the Meeting to elect five directors for the ensuing year or until their successors are elected and qualified, unless a director's office is earlier vacated in accordance with the ByLaws of the Corporation or the Business Corporation Act (Yukon") (the "YBCA") or unless he or she becomes disqualified to act as a director. The persons named in the Proxy enclosed herewith intend to vote in favour of the election of the nominees whose names are listed below unless the shareholder who executes the Proxy stipulates otherwise or indicates his will to abstain from voting in the election of the directors.

The following table and notes thereto states the name of each person proposed to be nominated by management for election as a director, all offices of the Corporation now held by him, his principal occupation, the period of time for which he has been a director of the Corporation, and the number of common shares of the Corporation beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Number of Common
Shares beneficially
	Principal Occupation or employment and, if not a	Previous	owned or, directly
Name, Jurisdiction of Residence	previously elected director, occupation during the	Service as a	or indirectly,
and Position(3)	past 5 years	Director	controlled (4)

Paul J. Morgan(2)	Executive Chairman & Director; formerly president	March 1992	2,470,000
Perth, Australia	and CEO,
Executive Chairman & Director

Number of Common
Shares beneficially
	Principal Occupation or employment and, if not a	Previous	owned or, directly
Name, Jurisdiction of Residence	previously elected director, occupation during the	Service as a	or indirectly,
and Position(3)	past 5 years	Director	controlled (4)

Paul G. Naughton(1)	Director since March, 1992; Co-Chairman from 1992	March 1992	520,400(5)
Perth, Australia	to March 2005; Prior to that, Chairman of Australmin
Director	Holdings Limited

Brian C. Irwin(1)(2)	Retired, Partner with DuMoulin Black LLP	April 1996	105,000
British Columbia, Canada	(Securities Law)
Secretary & Director

Laurence D. Marsland(1)(2)	Professional Engineer, Mining Executive, Vice-	March 2005	17,000
Denver, Colorado	President and COO of Dundee Precious Metals Inc.
Director

Collin Ellison	CEO of the Corporation; Professional Engineer;	None	nil
Ontario, Canada	formerly Project Director Olympic Dam Project,
CEO	Western Mining Limited

(1) Member of the audit committee.

(2) Member of the compensation and corporate governance committee.

(3) No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

(4) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at October 28, 2005, based upon information furnished to the Corporation by individual directors. Unless otherwise indicated, such shares are held directly.

(5) 370,400 of these Shares are registered in the name of the Lytton Superannuation Fund and 150,000 of these Shares are registered in the name of the Naughton Family Trust, all of which Shares are held in trust for members of the Naughton family.

Those persons who will be directors, officers or promoters of the Corporation and who have, within the past five years, been directors, officers or promoters of other reporting issuers are listed below:

Number and Name of
Name	Other Reporting Issuers	Position	Period

Brian C. Irwin	Callinan Mines Limited	Secretary	September 1995 present

	Brazauro Resources Corporation	Secretary & Director	September 1995 present

	Carlin Gold Corporation	Director	May 10, 2004 - present

	Touchstone Resources Ltd.	Secretary & Director	September 1999 December 2004

	Landore Resources Inc.	Director	June 1999 April 2005

	Sovereign Chief Ventures Ltd.	Secretary & Director	October 2000 May 2005

	Energulf Resources Inc.	Director	November 2001 present

	United America eHealth Technologies Inc.	Director	November 1996 - September 2001

Paul J. Morgan	Gabriel Resources Limited	Director	April 1997 present

	Southern Titanium NL	Director	February 2001 - June 2002

Laurence D. Marsland	Dundee Precious Metals	Executive VP COO	October 2003 March 2005

	Navan Mining PLC	CEO & Director	February 2002 December 2002

	Gabriel Resources Ltd.	VP, Project Development	January 2000 December 2001

	European Goldfield Ltd.	Director	May 2000 February 2003

Except as disclosed below, to the knowledge of the Corporation, no proposed director:

(a) is, as at the date of this Proxy Circular, or has been, within 10 years before the date of this Proxy Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity,

(i) was the subject of a cease trade or similar order or an order that denied the relevant Corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the Corporation being the subject of a cease trade or similar order or an order that denied the relevant Corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Proxy Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

In respect of the above, Laurence Marsland joined Navan Mining Plc. ("Navan") as CEO in March 2002, just after Navan recommenced trading on the London Stock Exchange, having been suspended in October, 2001. At the time Navan was in financial difficulties. Despite efforts to raise financing, Navan's financial condition continued to deteriorate and in December, 2002 the principal secured creditor of Navan called their loan and placed Navan in Administrative Receivership. Mr. Marsland was dismissed by the receiver in December, 2002 and Navan remains in receivership today.

STATEMENT OF EXECUTIVE COMPENSATION

The following table sets forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the three most recently completed financial years in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at June 30, 2005 and the other three most highly compensated executive officers of the Corporation as at June 30, 2005 whose individual total compensation for the most recently completed financial year exceeded $40,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs"). The Name Executive Officers of the Corporation are Paul Morgan and Collin Ellison.

The following table and notes thereto states the name of each Named Executive Officer and their annual compensation including salary, bonus and other annual compensation and long term compensation, including stock options paid during each of the three most recently completed financial years of the Corporation.

Summary Compensation Table

		Annual Compensation			Long Term Compensation

					Awards		Payouts

Securities
				Other	Under	Restricted
Name				Annual	Options/	Shares or		All Other
And	Year			Compen-	SARs(1)	Share	LTIP(2)	Compen-
Principal	Ended	Salary	Bonus	sation	Granted	Units	Payouts	sation
Position	June 30	($)	($)	($)	(#)	($)	($)	($)

Paul J. Morgan(3)	2005	Nil	184,305	52,000	495,000	Nil	Nil	Nil
Chairman, Former	2004	Nil	Nil	Nil	220,000	Nil	Nil	Nil
President & CEO	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Collin Ellison(4)	2005	65,500	Nil	Nil	Nil(5)	Nil	Nil	Nil
CEO

(1) Stock appreciation rights.
(2) Long-term incentive plan.
(3) Mr. Morgan ceased to be President and CEO effective March 30, 2005.
(4) Mr. Ellison became CEO effective March 30, 2005.
(5) Mr. Ellison is entitled to receive up to 800,000 shares upon the achievement of certain milestones.

Long Term Incentive Plan ("LTIP") Awards

The Corporation did not have an LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Corporation's securities) was paid or distributed to the Named Executive Officers, during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

The Corporation granted the following stock options under a its current stock option plan or otherwise during the most recently completed financial year to the Named Executive Officers. The Named Executive Officers did not exercise any options in respect of the Corporation's Shares during the most recently completed financial year.

Market Value of
Securities
		% of Total		Underlying
		Options/SARs		Options/SARs on
	Securities Under	Granted to	Exercise or Base	the Date of Grant	Expiration Date
	Options/SARs	Employees in	Price	($/Security)
Name	Granted (#)	Financial Year	($/Security)

Paul J. Morgan,	75,000	100%	$0.25	$0.25	July 12, 2009
Chairman, Former	200,000		$0.72	$0.72	March 9, 2010
President & CEO

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year

The Named Executive Officers did not exercise any options/SARs in respect of the common shares of the Corporation during the most recently completed financial year.

Termination of Employment, Change in Responsibility and Employment Contracts

The Corporation has no compensatory plan or arrangement with respect to a Named Executive Officer in the Corporation's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000, except as set out below.

The Corporation is a party to an employment agreement with Collin Ellison dated March 29, 2005 whereby Mr. Ellison agreed to act as an executive of the Corporation. The term of the agreement is for a period of two years commencing on April 1, 2005. Under the agreement, Mr. Ellison is entitled to annual compensation in the amount of $250,000 payable in equal monthly installments. In addition, Mr. Ellison is entitled to an aggregate of 800,000 common shares on the attainment by the Corporation of certain milestones as set out in the agreement. In the event of a change of control, subject to TSX Venture Exchange (the "Exchange") approval, the common shares under the agreement become due and issuable. Upon termination of the agreement without cause, Mr. Ellison is entitled to any payments due under the agreement as at the date of termination and three months compensation in lieu of notice.

The Corporation is a party to an employment agreement for an indefinite period with Hemdat Sawh dated August 15, 2005 whereby Mr. Sawh agreed to act as the CFO of the Corporation. Under the agreement, Mr. Sawh is entitled to annual compensation in the amount of $150,000. Upon termination of the agreement without cause or in the event of a change of control , Mr. Sawh is entitled to any payments due under the agreement as at the date of termination and eighteen months compensation in lieu of notice. Compensation of Directors

Directors are compensated by the Corporation for their services in their capacity as directors and for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Proxy Circular on the basis that non-executive directors are entitled to receive $1,000 for each directors' meeting attended in person or $500 for each directors' meeting attended by telephone and each committee meeting however attended.

No pension plan or retirement benefit plans have been instituted by the Corporation and none are proposed at this time.

The Corporation has a stock option plan for the granting of incentive stock options to the officers, employees and directors. The Corporation did grant an aggregate of 675,000 stock options to three of the directors, excluding the Named Executive Officers, during the most recently completed financial year. The purpose of granting such options is to assist the Corporation in compensating, attracting, retaining and motivating the directors of the Corporation and to closely align the personal interests of such persons to that of the shareholders. The details of the stock option grants to directors of the Corporation are set out in the following table:

			Market Value of
			Securities Underlying
	Securities Under		Options/SARs on the
	Options/SARs Granted	Exercise or Base Price	Date of Grant
Name	(#)	($/Security)	($/Security)	Expiration Date

Paul G. Naughton	75,000	$0.25	$0.25	July 12, 2009
	200,000	$0.72	$0.72	March 9, 2010

Brian C. Irwin	200,000	$0.72	$0.72	March 9, 2010

Laurence D. Marsland	200,000	$0.72	$0.72	March 9, 2010

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Corporation's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Number of securities
remaining available for future
	Number of securities to be	Weighted-average exercise	issuance under equity
	issued upon exercise of	price of outstanding	compensation plans
	outstanding options, warrants	options, warrants and	(excluding securities reflected
	and rights	rights	in column (a))

Plan Category	(a)	(b)	(c)

Equity compensation plans approved by	1,985,000	$0.43	1, 422,955
securityholders

Equity compensation plans not approved	800,000(1)	N/A	Nil
by securityholders

Total	2,785,000	$0.43	1,422,955

(1) For more information, see the description of Collin Ellison's employment agreement under the heading "Termination of Employment, Change in Responsibility and Employment Contracts" above.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No individual who is or was a director, executive officer or senior officer of the Corporation, any proposed nominee for election as a director of the Corporation or any associate of such director or officer, is or was, at the end of the most recently completed financial year, indebted to the Corporation or any of its subsidiaries since the beginning of the most recently completed financial year of the Corporation, or is or has been indebted to another entity that is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Corporation or any of its subsidiaries during that period.

MANAGEMENT CONTRACTS

No management functions of the Corporation or subsidiary are performed to any substantial degree by a person other than the Directors or executive officers of the Corporation or subsidiary.

AUDIT COMMITTEE

Audit Committee Charter

Mandate

The primary function of the audit committee (the "Audit Committee") is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Corporation to regulatory authorities and shareholders, the Corporation's systems of internal controls regarding finance and accounting and the Corporation's auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee will encourage continuous improvement of, and should foster adherence to, the Corporation's policies, procedures and practices at all levels. The Audit Committee's primary duties and responsibilities are to:

  Serve as an independent and objective party to monitor the Corporation's financial reporting and internal control system and review the Corporation's financial statements.

  Review and appraise the performance of the Corporation's external auditors.

  Provide an open avenue of communication among the Corporation's auditors, financial and senior management and the board of directors.

Composition

The Audit Committee shall be comprised of three directors as determined by the board of directors, the majority of whom shall, to the extent practicable, be free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee.

At least one member of the Audit Committee shall have accounting or related financial management expertise. All members of the Audit Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Corporation's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Corporation's financial statements.

The members of the Audit Committee shall be elected by the board of directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full board of directors, the members of the Audit Committee may designate a Chair by a majority vote of the full Audit Committee membership.

Meetings

The Audit Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Audit Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Audit Committee shall:

1.  Documents/Reports Review

(a) Review and update this Charter annually.

(b) Review the Corporation's financial statements, MD&A and any annual and interim earnings, press releases before the Corporation publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

2.  External Auditors

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the board of directors and the Audit Committee as representatives of the shareholders of the Corporation.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Corporation, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full board of directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the board of directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Corporation's accounting principles, internal controls and the completeness and accuracy of the Corporation's financial statements.

(g) Review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Corporation's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i. the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than five percent of the total amount of revenues paid by the Corporation to its external auditors during the fiscal year in which the non-audit services are provided;

ii. such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and

iii. such services are promptly brought to the attention of the Audit Committee by the Corporation and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee who are members of the board of directors to whom authority to grant such approvals has been delegated by the Audit Committee.

Provided the pre-approval of the non-audit services is presented to the Audit Committee's first scheduled meeting following such approval such authority may be delegated by the Audit Committee to one or more independent members of the Audit Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Corporation's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Corporation's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Audit Committee:

Laurence D. Marsland	Independent	Financially literate(1)
Brian C. Irwin	Not Independent	Financially literate(1)
Paul G. Naughton	Independent(1)	Financially literate(1)

(1) As defined by Multilateral Instrument 52-110 ("MI 52-110").

Relevant Education and Experience

Mr. Naughton was qualified and practiced as a chartered accountant in Australia for a number years and has developed and operated a number of successful businesses. Mr. Irwin practiced corporate and securities law in British Columbia for 40 years. Mr. Marsland is Chief Operating Officer of Dundee Precious Metals Inc. and as such has been actively engaged in financial matters and reporting requirements.

Audit Committee Oversight

At no time since the commencement of the Corporation's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation's most recently completed financial year has the Corporation relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending
	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees

June 30, 2005	$25,000	Nil	Nil	Nil

June 30, 2004	$16,019	Nil	Nil	Nil

Exemption

MI 52-110 exempts issuers listed on the Exchange from the requirements of Parts 3 (Composition of the Audit Committee) and 5 Reporting Obligations) of the Instrument. As a result, the members of the Audit Committee are not required to be either "independent" or "financially literate" within the meaning of the Instrument, however, the Corporation is required to provide on an annual basis, the disclosure regarding its audit committee in its Proxy Circular. As some of the Audit Committee members are not independent, the Corporation is relying on a exemption from the audit committee composition requirements in Part 3 of MI 52-110. All of the Audit Committee members are financially literate. See the disclosure above under the heading "Composition of the Audit Committee".

The full text of the Audit Committee's Charter is attached hereto as Schedule "C".

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-201 ("NI 58-201") establishes corporate governance guidelines which apply to all public companies. The Corporation has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Corporation's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Corporation at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

The Corporation's Board consists of five directors, two of whom are independent based upon the tests for independence set forth in MI 52-110. Mr. Naughton, and Mr. Marsland are independent. Mr. Ellison is not independent as he is CEO of the Corporation. Mr. Morgan is not independent as he has acted as the President and CEO of the Corporation during the time period stipulated in MI 52-110. Mr. Irwin is not independent as he is the Corporate Secretary of the Corporation.

Management Supervision by Board

The CEO and CFO report upon the operations of the Corporation separately to the independent directors of the Board annually and at such other times throughout the year as is considered necessary or advisable by the independent directors. The independent directors are encouraged to meet at any time they consider necessary without any members of management including the non-independent directors being present. The Corporation's auditors, legal counsel and employees may be invited to attend. The Audit Committee which is composed of a majority of independent directors may meet with the Corporation's auditors without management being in attendance. The independent directors exercise their responsibilities for independent oversight of management through their positions on the Board.

The operations of the Corporation do not support a large board of directors and the board has determined that the current constitution of the board is appropriate for the Corporation's current stage of development. Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent board members.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in the table provided under "Election of Directors" in this Proxy Circular.

Orientation and Continuing Education

While the Corporation does not have formal orientation and training programs, new Board members are provided with:

  information respecting the functioning of the board directors, committees and copies of the Corporation's corporate governance policies;

  access to recent, publicly filed documents of the Corporation, technical reports and the Corporation's internal financial information;

  access to management and technical experts and consultants; and

  a summary of significant corporate and securities responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit the Corporation's operations. Board members have full access to the Corporation's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Corporation and to meet responsibilities to shareholders. The Board has adopted a Code of Conduct and has instructed its management and employees to abide by the Code.

Nomination of Directors

The board has responsibility for identifying potential board candidates. The board assesses potential board candidates to fill perceived needs on the board for required skills, expertise, independence and other factors. Members of the board and representatives of the mineral exploration and mining industry are consulted for possible candidates.

Compensation of Directors and the CEO

The independent directors are Mr. Naughton and Mr. Marsland. These directors sit on the Executive Compensation and Corporate Governance Committee which has the responsibility for determining compensation for the directors and senior management.

To determine compensation payable, the Executive Compensation and Corporate Governance Committee reviews compensation paid for directors and CEOs of companies of similar size and stage of development in the mineral exploration and mining industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Corporation. In setting the compensation the Executive Compensation and Corporate Governance Committee annually reviews the performance of the CEO in light of the Corporation's objectives and considers other factors that may have impacted the success of the Corporation in achieving its objectives.

Board Committees

In addition to the Audit Committee, the Corporation has an Executive Compensation and Corporate Governance Committee which determines the compensation for executives and directors and acts as the corporate governance committee in monitoring corporate governance compliance and setting corporate governance policy.

Assessments

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. To assist in its review, the Board conducts informal surveys of its directors, receives an annual report from the Executive Compensation and Corporate Governance Committee on its assessment of the functioning of the Board and reports from each committee respecting its own effectiveness. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no director or senior officer of the Corporation, or any associate or affiliate of such director or officer, has any material interest, direct or indirect, by way of beneficial ownership of common shares of the Corporation or otherwise, in any matter to be acted on at the Meeting, other than the election of directors or the appointment of auditors of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no insider of the Corporation, nor any proposed nominee for election as a director of the Corporation nor any associate or affiliate of such insider or proposed nominee has any material interest, direct or indirect, in any transaction since the beginning of the last financial year of the Corporation or in any proposed transaction which has materially affected or will materially affect the Corporation or any of its subsidiaries.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Corporation is Computershare Trust Corporation of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

PARTICULARS OF MATTERS TO BE ACTED UPON

Special Resolution to Approve the Continuation of the Corporation to the Province of British Columbia and the Adoption of New Charter Documents

The shareholders will be asked to vote for a special resolution (the "Continuance Resolution") as set out below to approve the continuation (the "Continuance") of the Corporation, currently incorporated under the YBCA, to the jurisdiction of the Province of British Columbia under the Business Corporation Act (British Columbia) (the "BCBCA") and approve new articles and notice of articles of the Corporation (the "BCBCA Articles") in order to effect such Continuance.

In the opinion of management, there are number of advantages to the Continuance, including greater share capital flexibility, enhanced conflict of interest provisions, the simplified amalgamation process and various other benefits afforded by the new corporate legislation in British Columbia. In the opinion of management, the affairs of the Corporation will be streamlined and made more efficient if the Corporation is permitted to continue to the jurisdiction of the Province of British Columbia.

The YBCA and the BCBCA permit the Corporation to continue under the BCBCA with the authority of a special resolution, the approval of the Yukon Registrar of Corporations and upon complying with certain procedures and filing certain forms under both the YBCA and the BCBCA. A shareholder has a right to dissent from the Continuance Resolution. See "Right of Dissent" below for a description of the right of dissent under the YBCA in connection with the Continuance.

Upon the Continuance, the YBCA will cease to apply to the Corporation and the Corporation will thereupon become subject to the BCBCA, as if it had been originally incorporated as a British Columbia corporation. The Continuance will not result in any change in the business of the Corporation or its assets, liabilities, net worth or management, or have a material adverse effect on its tax position (other than as may apply to shareholders dissenting to the Continuance Resolution).

Continuance under the BCBCA will not effect the application to the Corporation of the securities laws, regulations, rules and policies that presently apply. In addition, the provisions of the YBCA and the BCBA with relation to shareholder protections in the nature of derivative actions, oppression, dissent and appraisal rights are substantially similar. More detailed information concerning the BCBCA Articles and the differences between the YBCA and the BCBCA is set out in Schedule "B" attached hereto.

Articles of Continuance

The BCBCA Articles to effect the Continuation out of the jurisdiction of the YBCA and into the jurisdiction of the BCBCA are available for viewing on the Corporation's website at www.goldbeltresources.com, by request to the Corporation at Sterling Tower, 372 Bay Street, Suite 1201,

Toronto, Ontario, M5H 2W9, and will be available for viewing at the Meeting. The BCBCA Articles reflect changes from the current articles and by-laws of the Corporation that the board of directors considers appropriate.

The proposed BCBCA Articles include a statement of the rights and restrictions attaching to the common shares. The rights and restrictions attaching to the common shares will be substantially the same as those now attaching to the common shares. The BCBCA Articles contain many of the same provisions as are contained in the Corporation's current articles. More detailed information concerning the BCBCA Articles and the differences between the YBCA and the BCBCA is set out in Schedule "B" attached hereto.

If the Corporation is continued under the BCBCA, the proposed BCBCA Articles will become the new charter documents of the Corporation, replacing the existing articles and by-laws. If the Corporation is continued under the BCBCA, the directors intend to enact the BCBCA Articles.

Pursuant to the Continuance Resolution, each director and officer of the Corporation will be authorized and directed, for and on behalf of the Corporation, to execute and deliver all such other documents and do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the Continuance Resolution, the execution and delivery of any such document or the doing of any such act or thing being conclusive evidence of such determination.

In addition, the Continuance Resolution authorizes the directors to revoke such resolution prior to it being acted upon without further approval of the shareholders. In order for this special resolution to be effective, it must be passed by not less than two-thirds of the votes cast by the shareholders of the Corporation who vote in respect of such resolution at the Meeting.

Therefore, at the Meeting, shareholders will be asked to pass a special resolution in the following form:

"BE IT RESOLVED, AS A SPECIAL RESOLUTION OF SHAREHOLDERS, WITH OR WITHOUT AMENDMENT, THAT:

  the Corporation be authorized to prepare a Continuance Application and Notice of Articles respecting the proposed continuance of the Corporation from the Yukon Territory to British Columbia (the "Continuance"), any one director or officer be authorized to do all that is required to complete the Continuance to British Columbia and any one director or officer be authorized to determine the form of such documents required in respect thereof, including any supplements or amendments thereto, including, without limitation, the documents referred to below;

  the Corporation apply to the Registrar of Corporations (Yukon) to permit such Continuance in accordance with section 191 of the Business Corporations Act (Yukon) (the "YBCA");

  the Corporation apply to the Registrar of Companies (British Columbia) to permit such Continuance in accordance with section 302 of the Business Corporations Act (British Columbia) (the "BCBCA");

  the Corporation be authorized to undertake and complete the Continuance from the Yukon Territory to British Columbia pursuant to section 191 of the YBCA and section 302 of the BCBCA;

  effective on the date of the Continuance, the Corporation;

(a) adopt the Notice of Articles, authorizing an unlimited number of common shares without nominal or par value; and

(b) adopt the Articles,

substantially in the forms presented at the Meeting in substitution, respectively, for the existing articles and bylaws of the Corporation; and

  otwithstanding the passage of this special resolution by the shareholders of the Corporation, the board of directors of the Corporation, in its sole discretion and without further notice to or approval of the shareholders of the Corporation, may decide not to proceed with the Continuance or otherwise give effect to this special resolution, at any time prior to the Continuance becoming effective."

Shareholders of the Corporation are entitled to the dissent rights set out in section 193 of the YBCA (a copy of which is set out in Schedule "A" to this Proxy Circular) and to be paid the fair value of all of their common shares if they dissent to the Continuance. See "Dissent Rights" below for more information.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval the Continuance Resolution.

Right of Dissent

The shareholders are entitled to the dissent rights set out in Section 193 of the YBCA and to be paid the fair value of their common shares if such shareholder dissents to the Continuance and the Continuance becomes effective. Neither a vote against the Continuance Resolution, nor an abstention or the execution or exercise of a proxy vote against such resolution will constitute notice of dissent, but a shareholder need not vote against such resolution in order to object. A shareholder must dissent with respect to all common shares either held personally by him or on behalf of any one beneficial owner and which are registered in one name. A brief summary of the provisions of Section 193 of the YBCA is set out below.

Persons who are beneficial owners of common shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY A REGISTERED SHAREHOLDER IS ENTITLED TO DISSENT. A shareholder who beneficially owns common shares but is not the registered holder thereof, should contact the registered holder for assistance.

In order to dissent, a shareholder must send to the Corporation in the manner set forth below, a written notice of objection (the "Objection Notice") to the Continuance Resolution. On the action approved by the Continuance Resolution becoming effective, the making of an agreement between the Corporation and the dissenting shareholder as the payment to be made for the dissenting shareholder's shares or the pronouncement of an order by the Court, whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares in an amount agreed to by the Corporation and the shareholder or in the amount of the judgment, as the case my be, which fair value shall be determined as of the close of business on the last business day before the day on which the resolution from which the dissent was adopted. Until any one of such events occurs, the shareholder may withdraw his dissent or the Corporation may rescind the resolution and in either event, the proceedings shall be discontinued.

If the Continuance is approved, the dissenting shareholder who sent an Objection Notice, or the Corporation, may apply to the Court to fix the fair value of the common shares held by the dissenting shareholder and the Court shall make an order fixing the fair value of such common shares, giving judgment in that amount against the Corporation in favour of the dissenting Shareholders and fixing the time by which the Corporation must pay that amount to the dissenting shareholder. If such an application is made by a dissenting shareholder, the Corporation shall, unless the Court otherwise orders, sent to each dissenting shareholder a written offer (the "Offer to Purchase") to pay to the dissenting shareholder, an amount considered by the directors of the Corporation to be the fair value of the subject common shares, together with a statement showing how the fair value of the subject common shares was determined. Every Offer to Purchase shall be on the same terms. At any time before the Court pronounces an order fixing the fair value of the dissenting shareholder's common shares, a dissenting shareholder within 10 days of the Corporation being served with a copy of the originating notice. Any order of the Court may also contain directions in relation to the payment to the shareholder of all or part of the sum offered by the Corporation for the common shares, the deposit of the share certificates representing the common shares, and other matters.

If the Corporation is not permitted to make a payment to a dissenting shareholder due to there being reasonable grounds for believing that the Corporation is or would after the payment be unable to pay its liabilities as they become due, or the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities, then the Corporation shall, within ten days after the pronouncement of an order, or the making of an agreement between the shareholder and the Corporation as to the payment to be made for his common shares, notify each dissenting shareholder that it is unable lawfully to pay such dissenting shareholders for their shares.

Notwithstanding that a judgment has been given in favour of a dissenting shareholder by the Court, if the Corporation is not permitted to make a payment to a dissenting shareholder for the reasons stated in the previous paragraph, the dissenting shareholder by written notice delivered to the Corporation within 30 days after receiving the notice, as set forth in the previous paragraph, may withdraw his notice of objection in which case the Corporation is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder, failing which he retains his status as a claimant against the Corporation to be paid as soon as it is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Corporation but in priority to its shareholders.

In order to be effective, a written Objection Notice must be received by the Corporation's Registered and Records Office, Campion Macdonald, 200-204 Lambert Street, Whitehorse, Yukon Territory, Y1A 3T2 or by the Chairman of the meeting, prior to the commencement or recommencement thereof.

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks payment of the fair value of his common shares. Section 193 of the YBCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of all dissenters' rights. Accordingly, each shareholder who might desire to exercise the dissenters' rights should carefully consider and comply with the provisions of the section and consult such shareholders' legal advisor.

The full text of Section 193 of the YBCA is set out in Schedule "B" hereto.

The Continuance under the BCBCA will not be consummated if rights of dissent are invoked by shareholders to an extent which, in the opinion of the directors, would be unduly detrimental to the Corporation or its shareholders. The directors have not determined any level of shareholders dissent beyond which it will determine not to proceed with the Continuance.

Resolution to Approve the Stock Option Plan of the Corporation

The board of directors of the Corporation wish to implement a new stock option plan (the "2005 Plan") to replace the existing stock option plan of the Corporation. The number of common shares which may be issued pursuant to options previously granted is 2,485,000 (1,985,000 at June 30, 2005)and the number proposed to be issuable under the 2005 Plan is 2,515,000 which, collectively, is 5,000,000 shares and represents 14.5% of the issued and outstanding common shares as at the date of this Proxy Circular.

Under applicable Exchange policy, the 2005 Plan is considered to be a fixed stock option plan and therefore does not require annual shareholder approval unlike the Corporation's current "rolling" stock option plan. However, any increase in the number of options authorized to be granted under the 2005 Plan will require the additional approval of shareholders of the Corporation.

The purpose of the 2005 Plan is to allow the Corporation to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Corporation. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options under the 2005 Plan will be exercisable over periods of up to 5 years as determined by the board of directors of the Corporation and are required to have an exercise price no less than the closing market price of the Corporation's shares prevailing on the day that the option is granted. Pursuant to the 2005 Plan, the board of directors may from time to time authorize the issue of options to directors, officers, employees and consultants of the Corporation and its subsidiaries or employees of companies providing management or consulting services to the Corporation or its subsidiaries. The maximum number of common shares which may be issued pursuant to options granted under the 2005 Plan, together with all of the Corporation's other previously established or purposed share compensation arrangements, is 5,000,000 shares in the capital of the Corporation. In addition, the number of common shares which may be reserved for issuance:

(a) to all optionees under the 2005 Plan in aggregate shall not exceed 15%;

(b) to all insiders as a group may not exceed 15%; and

(c) to any one individual may not exceed:

(i) 5% of the issuer shares on a yearly basis; and

(ii) 2% of the issued shares on a yearly basis if the optionee is engaged in investor relations activities or is a consultant.

In accordance with current policies of the Exchange, for so long as the Corporation is a Tier 2 issuer on the Exchange, options granted under the 2005 Plan vest and are exercisable as to 25% of the options upon the date of grant and as to 12 1/2% every quarter thereafter unless otherwise determined by the directors of the Corporation. The 2005 Plan states that at any time after the Corporation becomes a Tier 1 issuer on the Exchange, the directors, subject to the policies of the Exchange, may determine and impose terms upon which each option shall become vested, but no vesting period is required. The 2005 Plan provides that if a change of control, as defined therein, occurs, all common shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

Each director and officer of the Corporation will be authorized and directed, for and on behalf of the Corporation, to execute and deliver all such other documents and do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the this resolution, the execution and delivery of any such document or the doing of any such act or thing being conclusive evidence of such determination.

In addition, this ordinary resolution authorizes the directors to revoke such resolution prior to it being acted upon without further approval of the shareholders. In order for this ordinary resolution to be effective, it must be passed by simple majority of the votes cast by the shareholders of the Corporation who vote in respect of such resolution at the Meeting.

Therefore, at the Meeting, shareholders will be asked to pass a resolution in the following form:

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF SHAREHOLDERS, WITH OR WITHOUT AMENDMENT, THAT the shareholders of the Corporation do approve the adoption of a stock option plan (the "Plan") pursuant to which the directors may, from time to time, grant stock options to directors, officers, employees and consultants of the Corporation and its subsidiaries substantially in the form presented at the meeting, including:

  the reservation, allotment and issue of up to an additional 2,515,000 common shares in the capital of the Corporation under the Plan (or such additional number of shares as may be approved from time to time by shareholders of the Corporation);

  the grant of options under the Plan and under all other previously established share compensation arrangements which involve:

(a) the reservation to all optionees in aggregate of a maximum of 5,000,000 shares of the Corporation;

(b) the reservation to all optionees who are insiders in aggregate of a maximum of 15% of the issued shares of the Corporation; and

(c) the reservation to any one optionee of a maximum of 5% of the issued shares of the Corporation, or 2% of the issued shares if the optionee is a consultant or is engaged in investor relations activities;

  each director and officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to this resolution, the execution and delivery of any such document or the doing of any such other act or thing being conclusive evidence of such determination; and

  notwithstanding the passage of this resolution by the shareholders of the Corporation, the board of directors of the Corporation, in its sole discretion and without further notice to or approval of the shareholders of the Corporation, may decide not to proceed with or otherwise give effect to this resolution, at any time prior to its being acted upon."

Since the 2005 Plan also permits the directors to reserve up to 15% of the issued and outstanding common shares of the Corporation under options granted to insiders as a group, the Corporation must obtain disinterested shareholder approval to such specific terms of the 2005 Plan. The non-disinterested shareholders are all insiders of the Corporation and their associates. Accordingly, at the Meeting shareholders, other than insiders and their associates, will be asked to pass a resolution in the following form:

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE DISINTERESTED SHAREHOLDERS, WITH OR WITHOUT AMENDMENT, THAT the directors have the discretion under the 2005 Plan to reserve common shares for issue upon exercise of stock options and all other previously established share compensation arrangements, to all optionees who are insiders in aggregate of a maximum of 15% of the issued shares of the Corporation."

The full text of the 2005 Plan is available for viewing on the Corporation's website at www.goldbeltresources.com, by request to the Corporation at Sterling Tower, 273 Bay Street, Suite 1201, Toronto, Ontario, M5H 2W9 and will be available for viewing at the Meeting.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval of the 2005 Plan.

APPOINTMENT OF AUDITORS

Management of the Corporation will recommend at the Meeting that the shareholders of the Corporation reappoint Davidson & Company LLP, Chartered Accountants, Vancouver, British Columbia as auditors of the Corporation until the next annual meeting of shareholders of the Corporation and authorize the directors to fix their remuneration. Davidson & Company LLP, Chartered Accountants were appointed as auditors of the Corporation in 2004.

OTHER BUSINESS

Management of the Corporation knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting. However, if any other matters which are not known to the management of the Corporation shall properly come before the Meeting, the Proxy given pursuant to the solicitation by management of the Corporation will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Shareholders may contact the Corporation to request copies of the Corporation's financial statements and MD&A by sending a written request to Sterling Tower, 372 Bay Street Suite 1201, Toronto, Ontario, M5H 2W9, Attention: Secretary. Financial information is provided in the Corporation's comparative financial statements and MD&A for its fiscal year ended June 30, 2005.

APPROVAL OF PROXY CIRCULAR

The contents and the sending of this Proxy Circular have been approved by the directors of the Corporation.

DATED at Vancouver, British Columbia, this 3rd day of November, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF
GOLDBELT RESOURCES LTD.

     "Paul J. Morgan"
Paul J. Morgan
Executive Chairman & Director

SCHEDULE "A"

BUSINESS CORPORATION ACT (Yukon) - SECTION 193

193(1) Subject to sections 194 and 243, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 175 or 176 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class;

(b) amend its articles under section 175 to add, change or remove any restrictions on the business or businesses that the corporation may carry on;

(c) amalgamate with another corporation, otherwise than under section 186 or 189;

(d) be continued under the laws of another jurisdiction under section 191; or

(e) sell, lease or exchange all or substantially all its property under section 192.

(2) A holder of shares of any class or series of shares entitled to vote under section 178 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on; or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after learning that the resolution was adopted and of the right to dissent.

(6) An application may be made to the Supreme Court after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation; or

(b) by a shareholder if an objection to the corporation under subsection (5) has been sent by the shareholder,

to set the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Supreme Court otherwise orders, send to each dissenting shareholder a written offer to pay an amount considered by the directors to be the fair value of the shares to that shareholder.

(8) Unless the Supreme Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant; or

A-2

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms; and

(b) contain or be accompanied by a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of that shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Supreme Court pronounces an order setting the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6); and

(b) except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Supreme Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Supreme Court, are in need of representation;

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery;

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares;

(d) the deposit of the share certificates with the Supreme Court or with the corporation or its transfer agent;

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them;

(f) the service of documents; and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Supreme Court shall make an order

(a) setting the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application;

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders; and

(c) setting the time within which the corporation must pay that amount to a shareholder.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective;

A-3

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for that shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise; or

(c) the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Paragraph (14)(a) does not apply to a shareholder referred to in paragraph (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the dissent; or

(b) the corporation may rescind the resolution, and in either event proceedings under this section shall be discontinued.

(17) The Supreme Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder because of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13); or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Even though a judgment has been given in favour of a dissenting shareholder under paragraph (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to having full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

R.S., c.15, s.193.

SCHEDULE "B"
COMPARISON OF THE YBCA AND BCBCA

The following is a comparison of certain more specific aspects of the YBCA and the BCBCA. This comparison is not meant to be exhaustive and reference should be made to the complete text of the YBCA, BCBCA and to the BCBCA Articles.

Fundamental Corporate Changes

Under the YBCA, the articles of a company may only be amended by a special resolution, and most fundamental corporate changes may only be effected by a special resolution. Under the YBCA, a special resolution usually refers to a resolution passed by a majority of not less than two-thirds of the votes cast by shareholders who voted in respect of that resolution and an ordinary resolution refers to a resolution passed by a simple majority of the votes cast by the shareholders who voted in respect of that resolution.

Generally, under the BCBCA, a company must not alter its notice of articles or articles unless it is authorized to do so: (a) by the type of resolution specified in the BCBCA; (b) if the BCBCA does not specify a type of resolution, then by the type of resolution specified in the company's articles; or (c) if neither the BCBCA nor the articles specify the type of resolution, then by special resolution. Under the BCBCA and unless otherwise provided in a company's articles, a special resolution usually refers to a majority of at least two-thirds of the votes cast on the resolution and an ordinary resolution refers to a simple majority of the votes cast on the resolution. The BCBCA Articles reflect these majorities for special resolutions and ordinary resolutions, respectively. Various fundamental corporate changes, and the corresponding level of approval required to make such changes under both the BCBCA and the YBCA, are discussed further below.

The YBCA requires a special resolution in order to (a) change the Corporation's name, (b) add, change or remove any restriction on the business or businesses that the company may carry on, (c) change the maximum number of shares that a company is authorized to issue; (d) create new classes of shares; (e) change the designation of all or any of a company's shares and add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued or unissued; or (f) change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series, (g) divide a class of shares, whether issued or unissued, into series and establish the number of shares in each series and the rights, privileges, restriction and conditions of that series, (h) authorize the directors to divide any class of unissued shares into series and establish the number of shares in each series and the rights, privileges, restrictions and conditions of that series, (i) authorize the directors to change the rights, privileges, restrictions attached to unissued shares of any series (j) revoke, diminish or enlarge any authority conferred under paragraphs (h) and (i), (k) increase or decrease the number of directors or the minimum or maximum number of directors, (l) add, change or remove restrictions on the transfer of shares, or (m) add, change or remove any other provision permitted by the YBCA to be set out in the articles.

The BCBCA permits a company to effect these capital alterations by the type of resolution that is specified in the company's articles or, if not so specified, by special resolution. The BCBCA Articles will provide that the Corporation may, subject to the BCBCA, alter the BCBCA Articles and share structure in the following manner: (a) by directors' resolution or ordinary resolution, to (i) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares; (ii) increase, reduce or eliminate the maximum number of shares that the Corporation is authorized to issue of any class or series of shares or establish a maximum number of shares that the Corporation is authorized to issue out of any class or series of shares for which no maximum is established; (iii) subdivide or consolidate any of its unissued, or fully paid issued, shares; or (iv) if the Corporation is authorized to issue shares of a class of shares with par value: (A) decrease the par value of those shares; or (B) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares; (v) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value; or (vi) alter the identifying name of any of its shares; and (b) by ordinary resolution otherwise alter its shares or authorized share structure.

Alteration of Special Rights and Restrictions of Shares

Under the YBCA, a company may add, change or remove special rights and restrictions of any class or series of shares (whether issued or unissued) only by special resolution (although authority may be granted in a company's articles to permit the directors to change the rights and restrictions of any unissued shares of any series). Under the BCBCA, a company may create, alter, vary or delete special rights and restrictions attaching to any class or series of shares (whether issued or unissued) by the type of shareholders resolution specified in the company's articles (i.e. an ordinary resolution, a special resolution or an exceptional resolution requiring a higher majority than a special resolution). If no shareholders resolution is specified, then such changes may only be effected by a special resolution. Authority may also be granted in a company's articles to permit the directors to create or alter the rights and restrictions of any unissued shares of any series.

The BCBCA Articles provide that, subject to the BCBCA, the Corporation may, by directors' resolution or ordinary resolution, create special rights or restrictions for, and attach those special rights or restrictions to, or vary or delete any special rights or restrictions attached to, the shares of any class or series of shares if none of these shares had been issued. The BCBCA Articles also reflect YBCA and BCBCA provisions that a right or special right attached to any issued shares must not be prejudiced or interfered with unless the shareholders holding the shares of the class or series of shares to which the right or special rights is attached consent by a separate special resolution of those shareholders.

Change of Name

Under the YBCA, a company may only effect a name change by special resolution. Under the BCBCA, a company is permitted to change its name by the type of resolution that is specified in the company's articles or, if not so specified, by special resolution. The BCBCA Articles provide the name of the Corporation may be changed by a resolution of the directors or by ordinary resolution.

Shareholders Meetings

Place of Meetings

The YBCA provides that shareholders meetings shall be held at the place in the Yukon provided in the bylaws or, in the absence of such provision, at the place in the Yukon that the directors determine. Shareholders meetings may be held at one or more places outside the Yukon so long as such places are specified in the company's articles. The articles of the Corporation currently provide that shareholders meetings may be held at any location in Vancouver, British Columbia or such other place as the directors determine.

The BCBCA requires that every general meeting of shareholders of a company must be held in British Columbia or may be held at a location outside of British Columbia if: (a) the articles of the company provide for such location; (b) the articles of the company do not restrict the company from approving a location outside British Columbia, and such location is approved by the resolution required by the articles for that purpose or, if the articles do not so specify, by an ordinary resolution; or (c) such location is approved by the Registrar of Companies before the meeting is held. Under the BCBCA Articles, the directors may, by directors resolutions approve a location outside British Columbia for a shareholders meeting.

Quorum for Shareholders Meetings

Under the YBCA, a quorum for a shareholders meeting is the majority of the shares entitled to vote at the meeting represented in person or by proxy, unless the bylaws of the company provide otherwise. Under the BCBCA, the quorum is the quorum established by the Articles or if no quorum is established, is two shareholders entitled to vote at the meeting whether present in person or represented by proxy, unless the articles of the company provide otherwise. The Corporation's existing bylaws provide that quorum for a meeting of shareholders is two shareholders or proxyholders representing shareholders. The BCBCA Articles will provide that a quorum for a meeting of shareholders is two persons who are represented in person or by proxy at the meeting holding at least 5% in aggregate of the issued and outstanding common shares of the Corporation.

Shareholder Proposals

The YBCA provides that any shareholder who is entitled to vote an annual meeting may submit to the company a notice of any matter that the shareholder proposes to raise at the meeting and be entitled to discuss such matters at the meeting; however, the company's obligation to set out such proposal in any management proxy circular or to include a statement of the proposal by the submitting shareholder in the management circular is circumscribed by various situations delineated in the YBCA. Also, the language used in the YBCA shareholder proposal provisions has been construed by the court as permitting only registered shareholders of a company (and not beneficial shareholders) to make shareholder proposals. A proposal may include nominations for the election of directors if the proposal is signed by one or more holders of shares representing in the aggregate not less than 5% of the shares entitled to be voted at the meeting.

The BCBCA provides that shareholder proposals must be signed by qualified shareholders who, in the aggregate, hold shares that: (a) comprise of at least 1% of the issued shares of the company that carry the right to vote at general meetings; or (b) have a fair market value in excess of $2,000. A qualified shareholder is any registered or beneficial owner of shares carrying the right to vote at general meetings, and who has held such shares for an uninterrupted period of at least two years prior to the date of signing the proposal, but does not include any person who, within two years before the date of the signing of the proposal, failed to present (in person or by proxy) at an annual general meeting an earlier proposal of which that person was a submitter and in response to which the company has complied with certain procedural obligations.

Directors and Officers

Number of Directors; Residency of Directors

The YBCA requires a distributing corporation to have at least three directors, at least two of whom are not officers or employees of the company or its affiliates. The BCBCA provides that a public company must have a minimum of three directors. Neither the YBCA nor the BCBCA impose any residency requirements on directors.

Term of Directors

Under the YBCA, directors are elected for terms expiring at the next annual general meeting of shareholders, unless the articles provide for a longer term (not exceeding three years). The Corporation's articles do not so provide. The BCBCA does not expressly limit the length of the term for which a director may be elected but provides that directors shall be elected or appointed in accordance with the BCBCA and the articles of a company. The BCBCA Articles provide that all directors cease to hold office at every annual general meeting, but are eligible for re-election or reappointment.

Removal of Directors

Under the YBCA, a director may be removed by an ordinary resolution. Under the BCBCA, a director may be removed by special resolution or by some other method or resolution as specified in the articles of a company. The BCBCA Articles specify that a director may be removed by an special resolution.

Oppression Remedies

Under the BCBCA, a shareholder of a company has the right to apply to the court on the grounds that: (a) the affairs of the company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant; or (b) some act of the company has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant.

On such an application, the court may make such order as it sees fit including an order to prohibit any act proposed by the company or an order to vary or set aside any transaction or resolution. For the purposes of the oppression remedy provisions, shareholder includes a beneficial owner of a company's shares and any other person whom the court considers to be an appropriate person to make an application for an oppression remedy.

The YBCA contains rights that are broader in that they are available to a larger class of complainants. Under the YBCA, a director, officer or security holder (whether the security is legally or beneficially owned) or a former director, officer or security holder (whether the security is legally or beneficially owned) of a company or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy may apply to a court for an order to rectify the matters complained of where, in respect of a company or any of its affiliates, any act or omission of the company or its affiliates effects a result, or the business or affairs of the company or its affiliates are or have been carried on or conducted in a manner, or the powers of the directors of the company or any of its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, any security holder, creditor, director or officer.

Shareholder Derivative Actions

Under the BCBCA, a director or a shareholder of a company may, with leave of the court, bring an action in the name and on behalf of the company to enforce a right, duty or obligation owed to the company that could he enforced by the company itself, or to obtain damages for any breach of such right, duty or obligation. (For the purposes of these provisions, shareholder has the same meaning as set forth in the provisions dealing with oppression remedies under the BCBCA.) There is a similar right of a shareholder or director, with leave of the court, and in the name and on behalf of the company, to defend an action brought against the company. The court will grant leave for an application to commence a derivative action if (a) the complainant has made reasonable efforts to cause the directors of the company to prosecute or defend the legal proceeding; (b) notice of the application for leave has been given to the company and to any other person the court may order; (c) the complainant is acting in good faith; and (d) it appears to the court that it is in the best interests of the company for the legal proceeding to be prosecuted or defended.

The YBCA contains similar provisions for derivative actions but the right to bring a derivative action is available to a broader group the right under the YBCA extends to directors, officers or security holders (whether the security is legally or beneficially owned) and former directors, officers or security holders (whether the security is legally or beneficially owned) of a company or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to bring a derivative action. Also, the YBCA permits a complainant to commence an action in the name of a subsidiary of the company.

SCHEDULE "C"
AUDIT COMMITTEE CHARTER

The Audit Committee (the "Committee") is a standing committee of the Board of Directors (the "Board") of the Corporation charged with assisting the Board in fulfilling its responsibility to the shareholders and investment community. Its role is to:

(a) serve as an independent and objective party to oversee the Corporation's accounting and financial reporting processes, internal control system and audits of its financial statements;

(b) review and appraise the audit efforts of the Corporation's external auditors; and

(c) provide an open avenue of communication among the external auditors, financial and senior management and the Board.

Committee Membership

The Board of the Corporation shall annually appoint a minimum of three directors to the Committee all of whom shall be directors of the Corporation who are, to the extent practicable, independent of management and free from any material relationship that, in the opinion of the Board, would interfere with the director's exercise of independent judgement as a member of the Committee.

All members of the Committee must be financially literate, or if not financially literate at the time of their appointments, must become so within a reasonable period of time following their appointments. For the purposes of this Charter, the definition of "financially literate" is the ability to read and understand a balance sheet, an income statement and a cash flow statement. The definition of "accounting or related financial management expertise" is the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

Members of the Committee shall be appointed at the first meeting of the Board of Directors typically held following the Annual General Meeting of the Corporation.

A member may resign from the Committee and may be removed and replaced at anytime by the Board of Directors. A member of the Committee will automatically cease to be a member at such time as that individual ceases to be a director of the Corporation.

Chair of the Committee

The Board shall in each year appoint a Chair of the Committee from among the members of the Committee. In the Chair's absence, or if the position is vacant, the Committee may select another member to act as interim Chair.

The Chairman of the Audit Committee has the responsibility to ensure that the Committee executes its mandate to the satisfaction of the Board.

Specific Role and Responsibilities

In cooperation with the Chief Financial Officer, the Chairman of the Audit Committee will:

  Prepare the Committee meetings' agendas to ensure that all tasks of the Committee are covered in a timely fashion and that each topic is documented in a manner that allows the making of informed recommendations to the Board.

  Ensure that follow-up matters are being addressed.

  Direct the Committee's meetings in a manner that facilitates the exchange of constructive and objective points of view and opinions, that encourages all Committee members to participate and that is conducive to good decision-making. Also ensure that there are private sessions that allow the Committee to meet with the external auditors separately from management and vice-versa.

  Ensure that the meetings' minutes properly reflect the discussions, recommendations and disagreements, if any, and that they are circulated in a timely fashion to the other members of the Committee and to the Board subsequently. The Chairman is responsible for reporting to the Board the finding of the Committee.

  Maintain a close liaison with the Chairman of the Board and cooperate with him on any issue facing the Committee or any special request he might have.

  Maintain a direct and personal line of communication with the external auditors in a manner to ensure their full independence with management. He will cooperate with the external auditors to find the best process to address any concern that they may have regarding the affairs of the Company.

  Promote the annual review of the Committee's performance including the review of his own performance on a planned basis and encourage ways and means to ensure that the scope of the mandate consistently reflects the requirements of the various regulators, as well as accounting and auditing profession standards.

  Ensure that communications regarding the Audit Committee's work and duties in the information circular are accurate.

  Work with the Executive Compensation and Corporate Governance Committee in the evaluation of the performance of the CFO and the review and establishment of his individual objectives.

Responsibilities

The Committee is responsible to:

Audit

(a) make recommendations to the Board regarding the selection and compensation of the external auditor to be engaged to prepare or issue an auditor's report or perform other audit, review or attest services for the Corporation who shall report directly to the Committee;

(b) obtain and review a report from the external auditor at least annually regarding:

(i) the external auditor's internal quality-control procedures;

(ii) any material issues raised by the most recent internal quality-control review, or peer review, of the external audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

(iii) any steps taken to deal with any such issues; and

(iv) all relationships between the external auditor and the Corporation including non-audit services,

(c) evaluate the qualifications, performance and independence of the external auditor, including considering whether the external auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence, taking into account the opinions of management and, internal auditors and to present its conclusions with respect to the external auditor to the Board;

(d) satisfy itself of the rotation of the audit partners as required by law and consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the external auditing firm on a regular basis;

(e) meet with the external auditor and financial management of the Corporation to review the scope of the proposed audit for the current year and the audit procedures to be used;

(f) oversee the work of the external auditor engaged to prepare or issue an auditor's report or perform other audit, review or attest services for the Corporation, including the resolution of any disagreements between management and the external auditor regarding financial reporting;

(g) pre-approve all non-audit services to be provided to the Corporation or any of its subsidiaries by the Corporation's external auditor;

(h) review the performance of the external auditors;

(i) review with management and the external auditors:

(i) the Corporation's audited financial statements and footnotes, MD&A and any annual or interim earnings press releases before the Corporation publicly discloses this information;

(ii) any significant changes required in the external auditors' audit plan and any serious difficulties or disputes with management encountered during the course of the audit; and

(iii) other matters related to the conduct of the audit that are to be communicated to the Committee under generally accepted auditing standards,

(j) satisfy itself that the Corporation's annual audited financial statements are fairly presented in accordance with applicable Canadian generally accepted accounting principles and recommend to the Board whether the annual financial statements should be approved and included in the Corporation's Annual Report;

(k) review with the external auditors and management the quality of the Corporation's accounting principles as applied in its financial reporting process and any proposed changes in accounting principles;

(l) satisfy itself that the Corporation has implemented appropriate systems of internal control over accounting, financial reporting and the safeguarding of the Company's assets and other "risk management" functions (including the identification of significant risks and the establishment of appropriate procedures to manage those risks and the monitoring of corporate performance in light of applicable risks) affecting the Corporation's assets, management and financial and business operations and that these are operating effectively;

(m) establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters and for the confidential, anonymous submission by the Corporation's employees of concerns regarding questionable accounting or auditing matters.

(n) review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation; and

(o) perform any other activities consistent with this Charter, the Company's By-Laws and governing law, as the Committee or the Board deems necessary or appropriate.

The Committee may delegate to one or more independent members the authority to pre-approve non-audit services in satisfaction of Section 4.1(g) above, provided that the pre-approval by any member to whom authority has been delegated must be presented to the Committee at its first scheduled meeting following such pre-approval.

Meetings

The Chairman will appoint a secretary who will keep minutes of all meetings (the "Secretary"). The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.

No business shall be transacted by the Committee unless a quorum of the Committee is present or the business is transacted by resolution in writing signed by all members of the Committee. A majority of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one half of the number of members plus one shall constitute a quorum.

The Committee shall meet as often as it deems necessary to carry out its responsibilities but not less frequently than quarterly.

The time at which, and the place where the meetings of the Committee shall be held, and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the articles of association of the Corporation or otherwise determined by resolution of the Board.

Meetings may be held in person, by teleconferencing or by videoconferencing.

Any decision made by the Committee shall be determined by a majority vote of the members of the Committee present. A member will be deemed to have consented to any resolution passed or action taken at a meeting of the Committee unless the member dissents.

Minutes of the Committee will be kept by the Secretary. The approved minutes of the Committee shall be circulated to the Board forthwith and shall be duly entered in the books of the Corporation.

Access to Management and Outside Advisors

The Committee shall have full, free and unrestricted access to management and employees and to the relevant books and records of the Corporation.

The Committee may invite such other persons (i.e. the CEO, CFO, Controller) to its meetings, as it deems necessary.

The Committee shall have the authority to

(a) retain independent legal, accounting or other relevant advisors as it may deem necessary or appropriate to allow it to discharge its responsibilities; and

(b) set and pay the compensation of any such advisors, at the expense of the Corporation.

Any advisors retained shall report directly to the Committee.

Reporting Requirements

The Committee shall make regular reports to the Board following meetings of the Committee.

Annual Review and Assessment

The Committee shall review and assess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

The performance of the Committee shall be reviewed annually by the Company's Corporate Governance Committee.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.